Exhibit 99.1

ChipMOS TECHNOLOGIES (Bermuda) LTD.

and Subsidiaries

Restated Unaudited Condensed Interim Consolidated Financial Statements

for the Nine Months Ended September 30, 2014 and 2015

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

INDEX TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Page(s)
Condensed Interim Consolidated Income Statements (Unaudited)	3
Condensed Interim Consolidated Statements of Comprehensive Income (Unaudited)	4
Condensed Interim Consolidated Statements of Financial Position (Unaudited)	5
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)	6 - 7
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)	8 - 9
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)	10 - 48

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Condensed Interim Consolidated Income Statements

For the nine months ended September 30, 2014 and 2015

		Nine months ended September 30,
		2014		2015
	Note	Unaudited		Unaudited
		NT$000		NT$000		US$000
Revenue	5		16,208,702		15,114,362		458,289
Cost of revenue			(12,446,083)		(11,889,898)		(360,518)

Gross profit			3,762,619		3,224,464		97,771
Other operating income	7		85,926		76,919		2,332
Research and development expenses			(503,029)		(528,153)		(16,015)
Sales and marketing expenses			(78,544)		(74,216)		(2,250)
Administrative and general expenses			(561,896)		(555,026)		(16,829)
Other operating expenses			(145,450)		(25,006)		(758)

Operating profit			2,559,626		2,118,982		64,251
Finance costs	8		(103,777)		(109,962)		(3,334)
Other non-operating income (expense), net	9		188,631		340,368		10,320

Profit before income tax			2,644,480		2,349,388		71,237
Income tax	10		(713,005)		(638,059)		(19,347)

Profit for the period			1,931,475		1,711,329		51,890

Attributable to:
Equity holders of the Company			1,074,112		904,218		27,417
Non-controlling interests			857,363		807,111		24,473

			1,931,475		1,711,329		51,890

Earnings per share attributable to equity holders of the Company:	11
Basic		NT$	36.16	NT$	31.81	US$	0.96
Diluted		NT$	35.29	NT$	31.29	US$	0.95

Details of dividends to equity holders of the Company are set out in Note 12 to the financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Condensed Interim Consolidated Statements of Comprehensive Income

For the nine months ended September 30, 2014 and 2015

		Nine months ended September 30,
		2014	2015
	Note	Unaudited	Unaudited
		NT$000	NT$000	US$000
Profit for the period		1,931,475	1,711,329	51,890
Other comprehensive income (loss):
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		7,212	79,663	2,415

Net other comprehensive income (loss) to be reclassified to profit or loss in the subsequent periods		7,212	79,663	2,415
Other comprehensive income (loss) for the period, net of tax		7,212	79,663	2,415

Total comprehensive income for the period, net of tax		1,938,687	1,790,992	54,305

Attributable to:
Equity holders of the Company		1,078,362	939,373	28,483
Non-controlling interests		860,325	851,619	25,822

		1,938,687	1,790,992	54,305

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Condensed Interim Consolidated Statements of Financial Position

December 31, 2014 and September 30, 2015

		December 31, 2014	September 30, 2015
	Note	Unaudited	Unaudited / Restated
		NT$000	NT$000	US$000
Assets
Non-current assets
Available-for-sale financial assets	13	217,708	18,544	562
Investment in associates	14	—	335,930	10,186
Property, plant and equipment	15	13,494,889	13,929,569	422,364
Deferred tax assets	10	178,137	173,440	5,259
Refundable deposits		21,251	21,831	662
Prepaid rent – non-current portion	16	96,006	95,589	2,898
Other non-current assets		20,517	64,256	1,949

		14,028,508	14,639,159	443,880

Current assets
Inventories	17	1,704,666	1,750,980	53,092
Accounts and notes receivable	18	4,876,713	3,989,482	120,967
Other receivables	18	145,382	72,810	2,208
Short-term deposits	19	269,399	71,666	2,173
Other current assets		673,779	223,650	6,781
Cash and cash equivalents	19	15,265,153	11,795,659	357,661

		22,935,092	17,904,247	542,882

Total assets		36,963,600	32,543,406	986,762

Equity and liabilities
Capital and reserves
Issued capital	20	34,019	31,868	966
Reserves		14,178,666	12,391,940	375,741
Other component of equity		456,638	502,274	15,230
Treasury stock	22	(52,558)	—	—

Equity attributable to equity holders of the Company		14,616,765	12,926,082	391,937
Non-controlling interests		8,470,257	7,805,622	236,677

Total equity		23,087,022	20,731,704	628,614

Non-current liabilities
Bank loans – non-current portion	23	4,560,000	4,983,135	151,096
Long-term deferred revenue		93,424	93,041	2,821
Accrued pension cost	24	491,758	483,172	14,651
Guarantee deposit		1,694	1,758	53

		5,146,876	5,561,106	168,621

Current liabilities
Accounts payable		1,074,925	831,408	25,209
Payables to contractors and equipment suppliers		1,307,459	358,998	10,885
Other payables		1,905,292	1,784,234	54,101
Current tax payable		950,080	174,131	5,280
Receipts in advance		55,624	8,939	271
Other current liabilities		159,899	204,831	6,211
Bank loans – current portion	23	1,508,153	1,548,129	46,942
Short-term bank loans	25	1,768,270	1,339,926	40,628

		8,729,702	6,250,596	189,527

Total liabilities		13,876,578	11,811,702	358,148

Total equity and liabilities		36,963,600	32,543,406	986,762

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2014 and 2015

	Attributable to equity holders of the Company
		Reserves		Other component of equity
	Issued capital	Capital surplus (Note 21)	Retained earnings	Foreign currency translation reserve	Unearned employee awards	Treasury stock (Note 22)	Total	Non-controlling interests	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1, 2014 (Unaudited)	37,165	11,945,811	1,440,615	438,652	—	(297,580)	13,564,663	7,024,963	20,589,626
Profit for the period	—	—	1,074,112	—	—	—	1,074,112	857,363	1,931,475
Other comprehensive income	—	—	—	4,250	—	—	4,250	2,962	7,212

Total comprehensive income	—	—	1,074,112	4,250	—	—	1,078,362	860,325	1,938,687

Share-based payments	346	168,113	—	—	—	—	168,459	—	168,459
Repurchase / Cancellation of shares by the Company	(1,170)	(322,533)	(345,758)	—	—	—	(669,461)	—	(669,461)
Disposal of shares held by a subsidiary	(2,449)	(149,222)	(145,982)	—	—	297,580	(73)	—	(73)
Cash dividend (Note 12)	—	—	(123,392)	—	—	—	(123,392)	—	(123,392)

Total contributions by and distributions to owners of the Company	(3,273)	(303,642)	(615,132)	—	—	297,580	(624,467)	—	(624,467)

Partial disposal of a subsidiary	—	8,979	—	—	—	—	8,979	24,707	33,686
Issuance of stock in subsidiaries	—	—	—	—	—	—	—	576,746	576,746
Dividend paid to non-controlling interests in subsidiaries	—	—	—	—	—	—	—	(491,951)	(491,951)

Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	8,979	—	—	—	—	8,979	109,502	118,481

Total transactions with owners of the Company	(3,273)	(294,663)	(615,132)	—	—	297,580	(615,488)	109,502	(505,986)

Other movements	—	(6,953)	—	—	—	—	(6,953)	14,372	7,419

September 30, 2014 (Unaudited)	33,892	11,644,195	1,899,595	442,902	—	—	14,020,584	8,009,162	22,029,746

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

	Attributable to equity holders of the Company
		Reserves		Other component of equity
	Issued capital	Capital surplus (Note 21)	Retained earnings	Foreign currency translation reserve	Unearned employee awards	Treasury stock (Note 22)	Total	Non-controlling interests	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1, 2015 (Unaudited)	34,019	11,695,221	2,483,445	456,638	—	(52,558)	14,616,765	8,470,257	23,087,022
Profit for the period	—	—	904,218	—	—	—	904,218	807,111	1,711,329
Other comprehensive income	—	—	(10,481)	45,636	—	—	35,155	44,508	79,663

Total comprehensive income	—	—	893,737	45,636	—	—	939,373	851,619	1,790,992

Share-based payments	195	136,955	—	—	—	—	137,150	—	137,150
Repurchase / Cancellation of shares by the Company	(2,346)	(649,025)	(629,812)	—	—	52,558	(1,228,625)	—	(1,228,625)
Cash dividend (Note 12)	—	—	(123,874)	—	—	—	(123,874)	—	(123,874)

Total contributions by and distributions to owners of the Company	(2,151)	(512,070)	(753,686)	—	—	52,558	(1,215,349)	—	(1,215,349)

Changes in ownership interests in subsidiaries (Note 28)	—	(1,079,300)	—	—	—	—	(1,079,300)	(364,924)	(1,444,224)
Dividend paid to non-controlling interests in subsidiaries	—	—	—	—	—	—	—	(840,274)	(840,274)
Repurchase / Cancellation of shares in subsidiaries	—	(315,210)	—	—	—	—	(315,210)	(318,527)	(633,737)
Issuance of restricted shares in subsidiaries	—	—	—	—	—	—	—	27,175	27,175

Total changes in ownership interests in subsidiaries that do not result in a loss of control (Restated)	—	(1,394,510)	—	—	—	—	(1,394,510)	(1,496,550)	(2,891,060)

Total transactions with owners of the Company (Restated)	(2,151)	(1,906,580)	(753,686)	—	—	52,558	(2,609,859)	(1,496,550)	(4,106,409)

Other movements (Restated)	—	(20,197)	—	—	—	—	(20,197)	(19,704)	(39,901)

September 30, 2015 (Unaudited) / (Restated)	31,868	9,768,444	2,623,496	502,274	—	—	12,926,082	7,805,622	20,731,704

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Condensed Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2014 and 2015

		Nine months ended September 30,
		2014	2015
	Note	Unaudited	Unaudited
		NT$000	NT$000	US$000
Cash flows from operating activities
Profit before tax		2,644,480	2,349,388	71,237
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation of property, plant and equipment	15	2,195,346	2,243,312	68,020
Amortization of assets		2,147	2,203	67
(Reversal) / allowance for impairment of accounts and notes receivable	18	1,163	1,049	32
Interest expense	8	100,285	97,717	2,963
Interest income	9	(47,787)	(52,114)	(1,580)
Gain on disposal of property, plant and equipment, net		(3,668)	(1,528)	(46)
Share of profit of associates	9	—	(20,766)	(630)
Share-based payments		227,554	70,875	2,149
Deferred income		(1,819)	(1,867)	(56)
Changes in operating assets and liabilities:
Accounts and notes receivable		(622,174)	886,182	26,870
Other receivables		99,390	73,861	2,240
Inventories		(188,921)	(46,315)	(1,404)
Other current assets		(185,138)	(26,277)	(797)
Short-term deposits		(86,117)	188,400	5,713
Accounts payable		132,209	(243,517)	(7,384)
Other payables		76,393	(138,468)	(4,199)
Receipts in advance		25,103	(46,727)	(1,417)
Other current liabilities		38,811	44,931	1,361
Accrued pension cost		(768)	(8,586)	(260)

		4,406,489	5,371,753	162,879
Interest received		47,885	50,826	1,541
Interest paid		(100,438)	(97,916)	(2,969)
Income tax paid		(384,468)	(1,409,254)	(42,730)

Net cash generated from operating activities		3,969,468	3,915,409	118,721

Cash flows from investing activities
Proceeds from sales of property, plant and equipment		6,495	6,592	200
Acquisition of property, plant and equipment	30	(2,503,514)	(3,619,094)	(109,736)
Acquisition of available-for-sale financial assets	13	(209,114)	—	—
Acquisition of associates	14	—	(116,000)	(3,517)
Decrease (increase) in refundable deposits		(612)	(581)	(18)
Decrease (increase) in other financial assets		4,518	(7,803)	(237)

Net cash used in investing activities		(2,702,227)	(3,736,886)	(113,308)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Condensed Interim Consolidated Statements of Cash Flows (Continued)

For the nine months ended September 30, 2014 and 2015

		Nine months ended September 30,
		2014	2015
	Note	Unaudited	Unaudited
		NT$000	NT$000	US$000
Cash flows from financing activities
Proceeds from short-term bank loans		473,464	—	—
Proceeds from long-term bank loans	23	6,000,000	2,000,000	60,643
Payments on short-term bank loans		—	(428,344)	(12,988)
Payments on long-term bank loans		(6,266,361)	(1,508,153)	(45,730)
Decrease (increase) in guarantee deposits		(6)	64	2
Cash received (paid) in respect of share-based payment		14,681	(12,769)	(387)
Proceeds from partial disposal of a subsidiary		33,686	—	—
Payments on acquisition of a subsidiary	28	—	(1,444,224)	(43,791)
Payments on disposal of shares held by a subsidiary		(73)	—	—
Payments on repurchase of shares		(669,461)	(807,622)	(24,488)
Dividend paid to non-controlling interests in subsidiaries	27	(491,951)	(840,274)	(25,478)
Issuance of stock in subsidiaries		576,746	—	—
Repurchase / Cancellation of shares in subsidiaries		—	(633,737)	(19,216)
Changes in other non-controlling interests		10,381	(5,875)	(178)

Net cash used in financing activities		(318,894)	(3,680,934)	(111,611)

Net increase (decrease) in cash and cash equivalents		948,347	(3,502,411)	(106,198)
Effect of foreign exchange rate changes		(1,552)	32,917	998
Cash and cash equivalents at beginning of period		13,372,770	15,265,153	462,861

Cash and cash equivalents at end of period	19	14,319,565	11,795,659	357,661

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2015

1.	Corporate and group information

ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company” or “ChipMOS Bermuda”) was incorporated under the laws of Bermuda on August 1, 2000, and its common shares have been traded on the NASDAQ Global Market since June 2001 and traded on the NASDAQ Global Select Market since July 1, 2006. In February 2010, ChipMOS Bermuda submitted an application to the NASDAQ Stock Market to transfer its listing to the NASDAQ Capital Market from the NASDAQ Global Select Market. The NASDAQ Stock Market has determined that the Company meets the NASDAQ Capital Market initial listing criteria set forth in Listing Rule 5505. Its common shares have been traded on the NASDAQ Capital Market since March 17, 2010.

On January 21, 2011, the Company’s shareholders approved a one-for-four share combination of its common stock which became effective on January 21, 2011. As a result of this reverse stock split, every four shares of the Company’s common stock that were issued and outstanding as of January 21, 2011 were automatically combined into one issued and outstanding share with par value change from US$0.01 to US$0.04 per share, and the number of authorized but unissued shares of the Company’s common stock was proportionally reduced. A proportionate adjustment was also made to the Company’s outstanding stock options and convertible notes. No fractional shares were issued in connection with this reverse stock split, but rather shareholders who were entitled to fractional shares received cash in aggregate of NT$239 thousand in lieu of receiving fractional shares.

These condensed interim consolidated financial statements include the financial result of the Company and its subsidiaries (the “Group”), ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ThaiLin Semiconductor Corp. (“ThaiLin”, merged into ChipMOS Taiwan on June 17, 2015), ChipMOS U.S.A. Inc. ( “ChipMOS USA”), ChipMOS TECHNOLOGIES (BVI) LTD. (formerly known as Modern Mind Technology Limited) (“ChipMOS BVI”) and ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”) for the nine months ended September 30, 2015.

These condensed interim consolidated financial statements were unaudited. At September 30, 2015, the condensed interim consolidated financial statements of the Company include:

ChipMOS Taiwan was incorporated in Taiwan on July 28, 1997 as a joint venture company between Mosel Vitelic Inc. and Siliconware Precision Industries Co. Ltd. (“SPIL”). Its operations consist of testing and assembly of semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 14,585 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus became the holder of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as non-controlling interests in the historical financial statements. In March 2007, ChipMOS Bermuda, ChipMOS Taiwan and SPIL completed a share purchase and subscription transaction whereby ChipMOS Bermuda purchased 100% of SPIL’s equity interest in ChipMOS Taiwan at US$0.75 per share. SPIL also subscribed to 3,043,749 newly issued common shares of ChipMOS Bermuda through a private placement of US$6.28 per share. After the transaction, ChipMOS Taiwan became a 99.14% subsidiary of ChipMOS Bermuda and SPIL owned 14.7% of ChipMOS Bermuda. In September 2007, another share exchange transaction was completed whereby ChipMOS Bermuda offered to exchange one share of ChipMOS Bermuda for 8.4 shares of ChipMOS Taiwan shares. The exchange was completed in September 2007 and ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. In February 2010, ChipMOS Bermuda entered into a Share Purchase Agreement with SPIL to sell to SPIL the holding of 133,000 thousand common shares of ChipMOS Taiwan for a consideration of NT$1,630,580 thousand. In January 2011, the transaction was completed. As part of ChipMOS Taiwan’s listing plan on the Taiwan Stock Exchange (“TWSE”), on April 16, 2013, ChipMOS Bermuda completed the sale of 6.5 million outstanding ChipMOS Taiwan shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters of the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. On October 3, 2013, ChipMOS Bermuda completed the sale of 180.0 million outstanding ChipMOS Taiwan shares, at the price of NT$20.0 per share to investors and certain non-US employees of ChipMOS Taiwan. Also on April 9, 2014, ChipMOS Bermuda completed the sale of 1.3 million outstanding ChipMOS Taiwan shares, at the price of NT$26.5 per share as “green shoe” option to market investors. Under a proposed merger between ChipMOS Taiwan and its subsidiary, ThaiLin which was approved by the Special General Meetings of Shareholders of ChipMOS Taiwan and ThaiLin on December 30, 2014, ThaiLin’s shareholders were offered a combination of NTD$12.5 in cash and 0.311 of one ChipMOS Taiwan’s ordinary share in exchange for each ThaiLin’s ordinary share. The merger was completed on June 17, 2015 and ChipMOS Taiwan is the surviving entity and remains listed on the TWSE. As of September 30, 2015, ChipMOS Bermuda owned 58.25% of ChipMOS Taiwan’s outstanding shares.

ThaiLin was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. The interest in ThaiLin subsequently increased to 47.5%. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin. ThaiLin was merged into ChipMOS Taiwan. (see above)

ChipMOS USA was incorporated in the United States of America in October 1999. It engages in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS USA began generating revenue in 2001. As of September 30, 2015, ChipMOS Taiwan owned 100% of the outstanding shares of ChipMOS USA.

ChipMOS BVI was incorporated in the British Virgin Islands on January 29, 2002. ChipMOS BVI conducts its operations through ChipMOS Shanghai. ChipMOS Shanghai, a wholly-owned subsidiary of ChipMOS BVI was established in the People’s Republic of China (“PRC”) on June 7, 2002. ChipMOS Shanghai is engaged in wafer testing, semiconductor assembly and testing, and module and subsystem manufacturing. ChipMOS Shanghai commenced commercial production in 2003. Under an Assignment and Assumption Agreement signed on April 22, 2011, ThaiLin agreed to purchase a convertible notes issued by ChipMOS BVI (“MMT Notes”) from ChipMOS Bermuda for a purchase price US$39,950 thousand. On October 3, 2011, the transaction was completed. On October 3, 2011, ThaiLin converted the MMT Notes into common shares of ChipMOS BVI and purchased all of the remaining common shares of ChipMOS BVI from ChipMOS BVI’s sole shareholder, Jesper Limited. ChipMOS BVI and its wholly-owned subsidiary, ChipMOS Shanghai, became wholly-owned subsidiaries of ThaiLin. Following the merger of ChipMOS Taiwan and ThaiLin completed on June 17, 2015, ChipMOS BVI and ChipMOS Shanghai became wholly-owned subsidiaries of ChipMOS Taiwan. As of September 30, 2015, ChipMOS Taiwan owned 100% of the outstanding shares of ChipMOS BVI and ChipMOS BVI owned 100% of the interests of ChipMOS Shanghai.

2.	Restatement of Financial Statements

Background of Restatement

On March 9, 2016, the audit committee of the Board of Directors of the Company and the Company’s management concluded that the consolidated financial statements included in the Company’s Quarterly Report on Form 6-K for the nine months ended September 30, 2015, should no longer be relied upon because the previously filed consolidated financial statements did not properly state the attribution between equity attributable to equity holders of the Company and non-controlling interests in relating to the acquisition of the remaining non-controlling interest in ThaiLin by ChipMOS Taiwan and recognition of non-controlling interest in relating to ChipMOS Taiwan’s equity instrument transactions. The adjustments to correct these errors result in: (i) as of September 30, 2015, a decrease in equity attributable to equity holders of the Company of NT$1,321,419 thousand; and (ii) an increase in non-controlling interest as of September 30, 2015 of NT$1,321,419 thousand.

The following table details the impact of the restatement on the Company’s consolidated statements of financial position as of September 30, 2015:

	September 30, 2015
	As Reported	Adjustments	Restated
	NT$000	NT$000	NT$000
Equity attributable to equity holders of the Company	14,247,501	(1,321,419)	12,926,082
Non-controlling interests	6,484,203	1,321,419)	7,805,622
Total Equity	20,731,704	—	20,731,704

The following table details the impact of the restatement on the Company’s consolidated statements of changes in equity as of September 30, 2015:

	September 30, 2015
	As Reported	Adjustments	Restated
	NT$000	NT$000	NT$000
Issued capital	31,868	—	31,868
Capital surplus	11,570,959	(1,802,515)	9,768,444
Retained earnings	2,455,768	167,728	2,623,496
Foreign currency translation reserve	502,274	—	502,274
Unearned employee awards	(313,368)	313,368	—
Non-controlling interests	6,484,203	1,321,419	7,805,622
Total equity	20,731,704	—	20,731,704

The adjustments to correct the errors do not affect the Company’s consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows.

3.	Basis of preparation of financial statements and principal accounting policies

a)	Basis of preparation

These condensed interim consolidated financial statements for the nine months ended September 30, 2014 and 2015 have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The condensed interim consolidated financial statements do not include all the information and disclosures required for a complete set of consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These condensed interim consolidated financial statements have been prepared under the historical cost convention except for accrued pension cost which has been measured at fair value. These condensed interim consolidated financial statements are presented in New Taiwan dollars (“NT$”), which is the Company’s functional currency.

The condensed interim financial statements were approved for issue on March 21, 2016.

b)	New and amended standards adopted by the group

The group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2015:

Annual Improvements to IFRSs – 2010-2012 Cycle and 2011-2013 Cycle

Defined Benefit Plans: Employee Contributions – Amendments to IAS 19

The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

The group also elected to adopt the following two amendments early:

Annual Improvements to IFRSs 2012-2014 Cycle, and

Disclosure Initiative: Amendments to IAS 1.

As these amendments merely clarify the existing requirements, they do not affect the group’s accounting policies or any of the disclosures.

c)	Adoption of new and revised International Financial Reporting Standards

Amendment to IFRSs effective for the financial year ending December 31, 2015 are not expected to have a material impact on the Group.

New Standards, Interpretations and Amendments	Effective date by International Accounting Standards Board
IFRS 9, “Financial instruments”	January 1, 2018
IFRS 15, “Revenue from contracts with customers”	January 1, 2018

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

d)	Basis of consolidation

The condensed interim consolidated financial statements include the accounts of ChipMOS Bermuda and all entities controlled by ChipMOS Bermuda The financial statements of subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described in the accounting policy for subsidiaries below. A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any investment retained and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The Group’s share of components previously recognized in other comprehensive income is reclassified to income statements or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

e)	Significant judgments and estimates

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the recorded amounts of assets, liabilities, revenue and expenses of the Group. The Group continually evaluates these estimates, including those related to share-based payments, impairment of receivables, impairment of non-financial assets, depreciation of property, plant and equipment, defined benefit plans, deferred tax assets and deferred tax liabilities. The Group bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Management has considered the development, selection and disclosure of the Group’s critical accounting policies and estimates.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the consolidated financial statements:

Entities in which the Group holds less than 50% of the voting rights

Before the merger as mentioned in Note 1 above, ChipMOS Bermuda consolidated ThaiLin in reliance on IFRS 10 “Consolidated Financial Statements” which requires a company to consolidate an entity, notwithstanding the lack of majority ownership, if such consolidation is necessary to present fairly its financial position and results of operations because of the existence of a parent-subsidiary relationship by means other than record ownership and by means other than record ownership of voting stock. This relationship is based on ChipMOS Bermuda’s power to direct or cause the direction of the management and policies of ThaiLin.

Revenue recognition

The Group estimates sales discounts and returns based on historical results and other known factors. Provisions for such liabilities are recorded as a deduction item to sales revenues when the sales are recognized. The Group reassesses the reasonableness of estimates of discounts and returns periodically.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Realizability of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Assessment of the realizability of deferred tax assets involves critical accounting judgements and estimates of the management, including the assumptions of expected future sales revenue growth rate and profit rate, available tax credits, tax planning, etc. Any variations in global economic environment, industrial environment, and laws and regulations might cause material adjustments to deferred tax assets.

Deferred tax assets

The Group has NT$1,039,728 thousand (US$31,526 thousand) of tax losses carried forward on September 30, 2015. These losses relate to subsidiaries that have a history of losses and may not be used to offset taxable income elsewhere in the Group. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

Further details on deferred taxes are disclosed in Note 10.

Evaluation of inventories

As inventories are stated at the lower of cost and net realizable value, the Group must determine the net realizable value of inventories on balance sheet date using judgements and estimates. Due to the rapid technology innovation, the Group evaluates the amounts of normal inventory consumption, obsolete inventories or inventories without market selling value on balance sheet date, and writes down the cost of inventories to the net realizable value. Such an evaluation of inventories is principally based on the demand for the products within the specified period in the future. Therefore, there might be material changes to the evaluation.

Calculation of accrued pension obligations

When calculating the present value of defined pension obligations, the Group must apply judgements and estimates to determine the actuarial assumptions on balance sheet date, including discount rates and future salary growth rate. Any changes in these assumptions could significantly impact the carrying amount of defined pension obligations.

f)	Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost, less provision for depreciation and impairment losses, if any.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable cost of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the item has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated income statements in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in future economic benefits expected to be obtained from the use of the item, the expenditure is capitalized as an additional cost of the item. When an item of property, plant and equipment is disposed or retired, its cost and accumulated depreciation are removed from the financial statements and any gain or loss resulting from the disposal or retirement, being the difference between the net proceeds and the carrying amount of the asset, is included in consolidated income statements.

Depreciation is provided on the straight-line method, based on the estimated useful life of the individual assets, as follows:

Buildings and auxiliary equipment	6 to 51 years
Machinery and equipment	2 to 6 years
Tools	2 to 5 years
Other equipment	2 to 6 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the consolidated income statements in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

g)	Impairment of non-financial assets

Where an indication of impairment exists, or when periodical impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the recoverable amount of the asset is estimated. An asset’s recoverable amount is the higher of the value in use of the asset or cash-generating unit to which it belongs and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statements in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation), had no impairment loss been recognized for the asset in prior years. A reversal of such impairment loss is credited to the consolidated income statements in the period in which it arises.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on a weighted average cost basis and includes all costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

i)	Investments and other financial assets

Initial recognition and measurement

The Group’s financial assets are classified, at initial recognition, into financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, and available-for-sale financial investments. When financial assets are recognized initially, they are measured at fair value plus transaction costs that are attributable to the acquisition of the financial assets.

All regular way purchases or sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of loans and receivables and a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period.

Income is recognized on an effective interest basis for debt instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at FVTPL include financial assets held for trading and those designated as at FVTPL upon initial recognition.

A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling in the near future; or it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 “Financial Instruments: Recognition and Measurement” permits the entire combined contract (asset or liability) to be designated as at FVTPL.

There were no financial assets at FVTPL at the end of the reporting periods.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At the end of each reporting period, subsequent to initial recognition, loans and receivables (including accounts and notes receivables, other receivables, short-term deposits and cash and cash equivalents) are carried at amortized cost using the effective interest method, less any identified impairment losses.

Available-for-sale financial investments

Available-for-sale financial investments are non-derivative financial assets in unlisted equity investments. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated as at fair value through profit or loss.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

The Group evaluates whether the ability and intention to sell its available-for-sale financial investments in the near term are still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the group may elect to reclassify these financial assets if management has the ability and intention to hold the assets for the foreseeable future or until maturity.

j)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the consolidated income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other expenses in the consolidated income statement.

k)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	the rights to receive cash flows from the asset have expired; or

•	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

l)	Investments in associates

The Company’s investments in associates are accounted for using the equity method. An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies. Any difference between the acquisition cost and the Company’s share of the net fair value of the identifiable assets and liabilities of associates is accounted for as follows:

(a)	Any excess of the acquisition cost over the company’s share of the net fair value of the identifiable assets and liabilities of an associate at the date of acquisition is recognized as goodwill and is included in the carrying amount of the investment. Amortization of goodwill is not permitted.

(b)	Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities of an associate over the acquisition cost, after reassessing the fair value, is recognized as a gain in profit or loss on the acquisition date.

Under the equity method, the investments in associates are carried on the statements of financial position at cost plus post acquisition changes in the Company’s share of profit or loss and other comprehensive income of associates. The Company’s share of changes in associates’ profit or loss and other comprehensive income are recognized directly in profit or loss and other comprehensive income, respectively, of the Company. Distributions received from an associate reduce the carrying amount of the investment. Any unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the Company’s interest in the associate.

Upon an associate’s issuance of new shares, if the Company takes up more shares than its original proportionate holding while maintaining its significant influence over that associate, such increase would be accounted for as an acquisition of an additional equity interest in the associate. Upon an associate’s issuance of new shares, if the company does not take up proportionate shares and reduces its shareholding percentage while maintaining its significant influence over that associate, the Company will treat the transaction as deemed disposal and reclassify to profit or loss the proportion of the gain or loss previously recognized in other comprehensive income relating to that reduction in ownership interest where appropriate.

The Company ceases to use the equity method upon loss of significant influence over an associate. Any difference between the carrying amount of the investment in an associate upon loss of significant influence and the fair value of the retained investment plus proceeds from disposal will be recognized in profit or loss.

The Company determines at each reporting date whether there is any objective evidence that the investments in associates are impaired. An impairment loss, being the difference between the recoverable amount of the associate and its carrying value, is recognized in profit or loss in the statement of comprehensive income and forms part of the carrying amount of the investments.

m)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Group’s financial liabilities include bank loans, accounts payable and other monetary liabilities.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the consolidated income statements.

The Company doesn’t have financial liabilities with other classification.

n)	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the consolidated income statements.

o)	Dividends

Dividends are simultaneously proposed and declared, because the Company’s bye-laws grant the directors the authority to declare dividends. Consequently, dividends are recognized immediately as a liability when they are proposed and declared.

p)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statements in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in the consolidated income statements as an integral part of the aggregate net lease payments made. Contingent rentals, if any, are charged to the consolidated income statements in the accounting period in which they are incurred.

q)	Treasury stock

Treasury stock is stated at cost and shown as a deduction in equity. When the Company retires treasury stock, the treasury stock account is reduced and the share capital as well as the capital surplus – share premium are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of par value and share premium, the difference is charged to respective capital surplus and to retained earnings for any remaining amount. The Company’s stock held by its subsidiary is treated as treasury stock.

r)	Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated income statements.

s)	Foreign currency translation

The consolidated financial statements are presented in New Taiwan dollars, which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The functional currencies of certain overseas subsidiaries are currencies other than the New Taiwan dollars. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the end of the reporting period, and their income and expense items are translated into New Taiwan dollars at the weighted average exchange rates for the year.

The resulting exchange differences are recorded in other comprehensive income and the cumulative balance is included in foreign currency translation reserve in the consolidated statements of changes in equity. On disposal of a foreign entity, the deferred cumulative amount recognized in foreign currency translation reserve relating to that particular foreign operation is recognized in the consolidated income statements. For the purpose of the consolidated statements of cash flows, the cash flows of overseas subsidiaries are translated into New Taiwan dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into New Taiwan dollars at the weighted average exchange rates for the year.

t)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits arising in the course of business will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

The Group engaged in wafer testing, semiconductor assembly and testing, and module and subsystem manufacturing. The criteria that the Group uses to determine when to recognize revenue are: (a) the entity has transferred to the buyer the significant risks and rewards of ownership of the goods; (b) the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the entity; and (e) the stage of completion of the transaction at the end of the reporting period can be measured reliably, and (f) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

The Group does not take ownership of: (1) bare semiconductor wafers received from customers that are assembled into finished semiconductors, and (2) assembled semiconductors received from the customers that it tests. The title and risk of loss remains with the customer for those bare semiconductors and/or assembled semiconductors. Accordingly, the customer-supplied semiconductor materials are not included in the consolidated financial statements.

The Group does not provide warranties to customers except in cases of defects in the assembly services provided and deficiencies in testing services provided. An appropriate sales allowance is recognized in the period during which the sale is recognized, and is estimated based on historical experience.

Interest income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

u)	Government grant

The grant relates to land use rights in the PRC. Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as other operating income on a systematic basis over 50 years in straight method that the costs, which it is intended to compensate, are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the consolidated income statement over the expected useful life of the relevant asset by equal annual instalments or deducted from the carrying amount of the asset and released to the consolidated income statement by way of a reduced depreciation charge.

Where the Group receives grants of non-monetary assets, the grants are recorded at the fair value of the non-monetary assets and released to the consolidated income statements over the expected useful lives of the relevant assets by equal annual instalments.

v)	Research and development costs

Research and development costs are expensed in the period in which it is incurred.

w)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are charged to the consolidated income statements in the period in which they are incurred.

x)	Pension and other post-employment benefits

The Group operates defined contribution and defined benefit plans in the ROC and the PRC. For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement plans, the cost of providing benefit is recognized based on actuarial calculations.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the year end. Actuarial gains and losses are recognized in other comprehensive income in the period which they incur. Past service costs are recognized in the consolidated income statements on the earlier of the date of the plan amendment or curtailment, and the date that the Group recognizes restructuring-related costs. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes i) service costs comprising current service costs, past service costs, gains and losses on curtailments and non-routine settlements, and ii) net interest expense or income, under cost of revenue, research and development expenses, sales and marketing expenses and administrative and general expenses in the consolidated income statements.

The employees of the subsidiary within the Group which operates in the PRC are required to participate in the central pension scheme operated by the local municipal government. The PRC subsidiary is required to contribute a percentage of its payroll costs to the central pension scheme as specified by the local municipal government.

Employee entitlements to annual leave are recognized when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.

Pension cost for the interim period is calculated on a year-to-date basis by using the pension cost rate derived from the actuarial valuation at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-off events. And, the related information is disclosed accordingly.

y)	Share-based payments

Employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions) or share appreciation rights, which are settled in cash (cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That cost is recognized, together with a corresponding increase in capital surplus in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefits expense. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

When the terms of an equity-settled award are modified, as a minimum, the services received measured at the grant date fair value of the equity instruments granted should be recognized, unless those equity instruments do not vest because of failure to satisfy a vesting condition (other than a market condition) that was specified at grant date. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using an appropriate valuation model. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in employee benefits expense.

Restricted stocks

Restricted stocks issued to employees are measured at the fair value of the equity instruments granted at the grant date, and are recognized as compensation cost over the vesting period.

For restricted stocks where those stocks do not restrict distribution of dividends to employees and employees are not required to return the dividends received if they resign during the vesting period, the Group recognizes the fair value of the dividends received by the employees who are expected to resign during the vesting period as compensation cost at the date of dividends declared.

For restricted stocks where employees do not need to pay to acquire those stocks, if the employees who resign during the vesting period, the Group will recover and retire those stocks at no cost.

z)	Income tax

Income tax represents the sum of current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

•	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax is calculated, without discounting, at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

The interim period income tax expense is recognized based on the estimated average annual effective income tax rate expected for the full financial year applied to the pre-tax income of the interim period, and the related information is disclosed accordingly.

aa)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

bb)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of key management personnel of the Group or the Group’s parent.

or

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group.

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	The entity and the Group are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

cc)	Subsidiaries

A subsidiary is an entity (including a structured entity) controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

dd)	Fair value measurement

The Group measures its accrued pension cost at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

ee)	Seasonality of Operations

The group’s operations are evenly spread over the quarters throughout the year and the seasonality factor does not have a significant impact over the group’s interim operations.

4.	Translation into U.S. dollar amounts

The Company maintains its accounts and expresses its condensed interim consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2015, which was NT$32.98 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	Segment Information

The Group engages mainly in the research and development, manufacturing, assembly and testing of semiconductors. In accordance with IFRS 8 “Operating Segments”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer / Chairman, who reviews these segment results by Testing, Assembly, Testing and Assembly for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors (“LCDD”) and Bumping when making decisions about allocating resources and assessing the performance of the Group. The information of the segments’ other assets and liabilities are not regularly provided to the Chief Executive Officer / Chairman for decision making. Financial segment information is as below:

The Group uses operating profit (loss) as the measurement for segment profit (loss) and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 3.

	Nine months ended September 30, 2014
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	3,821,895	5,607,532	3,739,435	3,039,840	—	—	16,208,702
Inter-segment	159,314	209	—	—	39,140	(198,663)	—

Total revenue	3,981,209	5,607,741	3,739,435	3,039,840	39,140	(198,663)	16,208,702

Operating profit	909,362	773,863	623,578	364,801	(218,392)	106,414	2,559,626

	Nine months ended September 30, 2015
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
Revenue
External customers	3,637,198	4,761,612	4,057,302	2,658,250	—	—	15,114,362	458,289
Inter-segment	172,264	451	—	—	34,841	(207,556)	—	—

Total revenue	3,809,462	4,762,063	4,057,302	2,658,250	34,841	(207,556)	15,114,362	458,289

Operating profit	913,209	63,037	1,031,353	105,424	(105,161)	111,120	2,118,982	64,251

6.	Operating costs and expenses

	Nine months ended September 30,
	2014	2015
	NT$000	NT$000	US$000
Change of finished goods and work in process	(38,607)	15,617	474
Consumption of raw materials and materials	3,466,090	2,730,123	82,781
Employee benefit cost	4,181,863	4,236,069	128,443
Depreciation and amortization	2,197,493	2,245,514	68,087
Other expenses	3,782,713	3,819,970	115,827

Total operating costs and expenses	13,589,552	13,047,293	395,612

Employee benefit cost
Salaries	3,327,122	3,475,973	105,396
Labor and health insurance	249,985	268,141	8,130
Pension	155,758	176,546	5,353
Share-based payments	227,554	70,874	2,149
Other personnel expenses	221,444	244,535	7,415

	4,181,863	4,236,069	128,443

7.	Other operating income

	Nine months ended September 30,
	2014	2015
	NT$000	NT$000	US$000
Gain on disposal of property, plant and equipment	4,325	2,966	90
Compensation of insurance	10,911	—	—
Deferred income	1,819	1,867	56
Gain on disposal of scrapped material	30,366	28,782	873
Settlement of advance and sundry credit	5,324	7,926	240
Others	33,181	35,378	1,073

	85,926	76,919	2,332

8.	Finance costs

	Nine months ended September 30,
	2014	2015
	NT$000	NT$000	US$000
Interest on bank loans	110,557	112,251	3,404
Less: amounts capitalized in qualifying assets	(10,272)	(14,534)	(441)

	100,285	97,717	2,963
Finance expenses	3,492	12,245	371

	103,777	109,962	3,334

9.	Other non-operating income (expense), net

	Nine months ended September 30,
	2014	2015
	NT$000	NT$000	US$000
Interest income	47,787	52,114	1,580
Foreign exchange gains (losses), net	128,583	253,443	7,685
Gain on disposal of financial assets at fair value through profit or loss	6,472	11,221	340
Share of profit of associates and joint ventures	—	20,766	630
Others	5,789	2,824	85

	188,631	340,368	10,320

10.	Income tax

The Company is an exempted company incorporated in Bermuda, a tax-free country.

The estimated average annual tax rates used for the nine months ended September 30, 2015 for ChipMOS Taiwan and ChipMOS Shanghai are 17% and 25%, respectively.

The major components of income tax expense for the nine months ended September 30, 2014 and 2015 are:

	Nine months ended September 30,
	2014	2015
	NT$000	NT$000	US$000
Current income tax:
Current income tax charge	558,865	537,078	16,285
Adjustments in respect of current income tax of previous year	(4,340)	(1,731)	(52)
10% income tax on unappropriated earnings	152,963	98,012	2,972
Deferred tax:
Relating to origination and reversal of temporary differences	5,517	4,700	142

Income tax expense reported in the consolidated income statements	713,005	638,059	19,347

11.	Earnings per share (“EPS”)

Basic EPS amounts are calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS amounts are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted EPS computations:

	Nine months ended September 30,
	2014		2015
	NT$000		NT$000		US$000
Profit attributable to equity holders of the Company for basic earnings		1,074,112		904,218		27,417
Weighted average number of ordinary shares for basic EPS (in thousands)*		29,704		28,423		28,423
Earnings per share – basic	NT$	36.16	NT$	31.81	US$	0.96
Profit attributable to equity holders of the Company for diluted earnings		1,074,112		904,218		27,417
Weighted average number of ordinary shares for basic EPS (in thousands)*		29,704		28,423		28,423
Effect of dilution:
Share options (in thousands)		737		476		476
Weighted average number of ordinary shares for diluted EPS (in thousands)*		30,441		28,899		28,899
Earnings per share – diluted	NT$	35.29	NT$	31.29	US$	0.95

*	The weighted average number of shares takes into account the weighted average effect of changes in treasury share transaction during the period.

12.	Dividend

A dividend of US$0.14 per share was approved and declared by the Board of Directors on August 12, 2014. The dividend of NT$123,392 thousand was recognized as a liability in the condensed interim consolidated financial statements for the nine months ended September 30, 2014 and was fully paid on October 30, 2014 to all common shareholders of record at the close of business on October 16, 2014.

A dividend of US$0.14 per share was approved and declared by the Board of Directors on July 14, 2015. The dividend of NT$123,874 thousand (US$ 3,756 thousand) was recognized as a liability in the condensed interim consolidated financial statements for the nine months ended September 30, 2015 and was fully paid on October 30, 2015 to all common shareholders of record at the close of business on October 16, 2015.

13.	Available-for-sale financial assets

	December 31, 2014	September 30, 2015	September 30, 2015
	NT$000	NT$000	US$000
Unlisted equity investments, at cost	279,044	79,880	2,422
Less: Allowance for impairment losses	(61,336)	(61,336)	(1,860)

	217,708	18,544	562

14.	Investment in associates

Details of investment in associates are as follows:

	Country of incorporation and business	Measurement method	December 31, 2014		September 30, 2015
Investee company			Carrying amount	Ownership	Carrying amount		Ownership
			NT$000%		NT$000	US$000%
JMC ELECTRONICS CO., LTD. (“JMC”)	Kaohsiung Taiwan	Equity method	—	—	335,930	10,186	21

JMC issued new shares on January 31, 2015, and the Company took up 5,800 thousand shares at the purchase price of NT$20 per common share. The Company’s ownership in JMC increased from 19% to 21% and obtained significant influence over JMC which became an investment in associate and was measured by equity method from available for sale financial assets.

The tables below provide summarized financial information for the investment in associates that are material to the Group.

Statements of financial position

	JMC
	September 30, 2015	September 30, 2015
	NT$000	US$000
Current assets	715,478	21,694
Non-current assets	885,072	26,837
Current liabilities	(237,834)	(7,212)
Non-current liabilities	(278)	(8)

Total equity	1,362,438	41,311

Group’s share	289,110	8,766
Goodwill	46,820	1,420

Carrying amount	335,930	10,186

Statements of comprehensive income

	JMC
	Nine months ended September 30,
	2015	2015
	NT$000	US$000
Revenue	1,161,252	35,211

Profit for the period	234,771	7,119
Other comprehensive income (after tax)	—	—

Total comprehensive income	234,771	7,119

Dividend received from the investment in associates	—	—

15.	Property, plant and equipment

	Land	Buildings and auxiliary equipment	Machinery and equipment	Tools	Other equipment	Construction in progress and equipment to be inspected	Total	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
January 1, 2014
Cost	452,738	10,015,141	42,112,850	3,464,418	3,452,809	357,441	59,855,397	1,814,900
Accumulated depreciation and impairment	—	(4,845,988)	(35,998,552)	(3,089,527)	(3,109,377)	—	(47,043,444)	(1,426,424)

	452,738	5,169,153	6,114,298	374,891	343,432	357,441	12,811,953	388,476

January 1, 2014	452,738	5,169,153	6,114,298	374,891	343,432	357,441	12,811,953	388,476
Additions	—	144,871	345,703	126,340	77,109	1,289,807	1,983,830	60,153
Disposals	—	—	674	(617)	(3,763)	—	(3,706)	(113)
Reclassification	—	23,538	789,708	18,175	9,973	(841,394)	—	—
Depreciation charge for the period	—	(434,611)	(1,482,017)	(169,927)	(108,791)	—	(2,195,346)	(66,566)
Exchange adjustments	—	3,562	1,005	794	234	63	5,658	172

September 30, 2014	452,738	4,906,513	5,769,371	349,656	318,194	805,917	12,602,389	382,122

September 30, 2014
Cost	452,738	10,068,321	42,847,931	3,597,834	3,425,903	805,917	61,198,644	1,855,629
Accumulated depreciation and impairment	—	(5,161,808)	(37,078,560)	(3,248,178)	(3,107,709)	—	(48,596,255)	(1,473,507)

	452,738	4,906,513	5,769,371	349,656	318,194	805,917	12,602,389	382,122

January 1, 2015
Cost	452,738	10,149,875	43,777,733	3,607,422	3,522,614	1,055,144	62,565,526	1,897,075
Accumulated depreciation and impairment	—	(5,335,591)	(37,322,826)	(3,224,213)	(3,188,007)	—	(49,070,637)	(1,487,891)

	452,738	4,814,284	6,454,907	383,209	334,607	1,055,144	13,494,889	409,184

January 1, 2015	452,738	4,814,284	6,454,907	383,209	334,607	1,055,144	13,494,889	409,184
Additions	—	87,197	340,404	139,758	171,724	1,931,550	2,670,633	80,977
Disposals	—	—	(2,803)	(112)	(2,149)	—	(5,064)	(154)
Reclassification	—	289,040	1,353,640	27,210	6,098	(1,675,988)	—	—
Depreciation charge for the period	—	(454,496)	(1,490,383)	(179,214)	(119,219)	—	(2,243,312)	(68,020)
Exchange adjustments	—	5,674	1,651	1,036	741	3,321	12,423	377

September 30, 2015	452,738	4,741,699	6,657,416	371,887	391,802	1,314,027	13,929,569	422,364

September 30, 2015
Cost	452,738	10,547,849	45,505,452	3,678,846	3,265,506	1,314,027	64,764,418	1,963,748
Accumulated depreciation and impairment	—	(5,806,150)	(38,848,036)	(3,306,959)	(2,873,704)	—	(50,834,849)	(1,541,384)

	452,738	4,741,699	6,657,416	371,887	391,802	1,314,027	13,929,569	422,364

As of December 31, 2014 and September 30, 2015, certain of the above property, plant and equipment were pledged as collateral for long-term and short-term bank loans (Notes 23, 25 and 32).

	Year ended December 31, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2015
	NT$000	NT$000	US$000
Capitalization interest	13,746	14,534	441
Capitalization interest rate applied	1.97%~3.1524%	1.7924%~3.1678%	1.7924%~3.1678%

16.	Prepaid rent

	December 31, 2014	September 30, 2015	September 30, 2015
	NT$000	NT$000	US$000
Prepaid rent – current	2,624	2,668	81
Prepaid rent – non-current	96,006	95,589	2,898

	98,630	98,257	2,979

Prepaid rent represents government grant of land use rights. The fair value of the land use rights is credited to a deferred income account and is released to rent expense over the expected useful life of 50 years by equal annual instalments. The land use rights were pledged as of December 31, 2014 (Note 32). The current portion is included in other current assets.

There are no unfulfilled conditions or contingencies attached to these grants.

17.	Inventories

	December 31, 2014	September 30, 2015	September 30, 2015
	NT$000	NT$000	US$000
Raw materials	1,532,628	1,611,031	48,849
Work in process	182,331	175,353	5,317
Finished goods	72,288	63,649	1,930

	1,787,247	1,850,033	56,096
Less: Allowance for impairment losses	(82,581)	(99,053)	(3,004)

	1,704,666	1,750,980	53,092

	Nine months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2015
	NT$000	NT$000	US$000
Cost of goods sold	12,185,412	10,743,816	325,768
Loss on abandonment	8,227	9,703	294
Allowance (reversal) for inventory valuation and obsolescence loss	(11,261)	16,335	495
Unallocated overhead expenses	263,705	1,120,044	33,961

	12,446,083	11,889,898	360,518

As of December 31, 2014 and September 30, 2015, no inventories were pledged.

18.	Accounts and notes and other receivables

	December 31, 2014	September 30, 2015	September 30, 2015
	NT$000	NT$000	US$000
Accounts receivable	4,881,649	3,995,221	121,141
Notes receivable	2,375	2,621	79
Less: Allowance for impairment losses	(7,311)	(8,360)	(253)

	4,876,713	3,989,482	120,967

Other receivables	145,859	73,287	2,222
Less: Allowance for impairment losses	(477)	(477)	(14)

	145,382	72,810	2,208

	5,022,095	4,062,292	123,175

As of December 31, 2014 and September 30, 2015, no accounts and notes and other receivables were pledged.

The movements in allowance for impairment of accounts and other receivables during the nine months ended September 30, 2015 are as follows:

	Accounts receivable	Other receivables
	NT$000	NT$000
January 1, 2014	7,472	477
Impairment losses recognized (reversed)	(161)	—

December 31, 2014	7,311	477

January 1, 2015	7,311	477
Impairment losses recognized (reversed)	1,049	—

September 30, 2015	8,360	477

September 30, 2015 (US$000)	253	14

Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the management of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

The individually impaired receivables related to customers that were in financial difficulties or other factors, e.g. the customers were in default or delinquency in interest or principal payments and only a portion of the receivables is expected to be recovered.

The Group’s accounts receivable that were neither past due nor impaired were fully perform in line with the credit standards prescribed based on counterparties’ industrial characteristics, scale of business and profitability.

Ageing of accounts receivable which are past due but not impaired is as follows:

	December 31, 2014	September 30, 2015	September 30, 2015
	NT$000	NT$000	US$000
< 1 month	71,823	42,285	1,282
1 – 2 months	18	383	12
2 – 3 months	3	36	1
3 – 4 months	—	1	—
> 4 months	50	4	—

	71,894	42,709	1,295

19.	Cash and cash equivalents and short-term deposits

	December 31, 2014	September 30, 2015	September 30, 2015
	NT$000	NT$000	US$000
Short-term deposits	5,413,684	6,959,631	211,026
Cash	537	565	17
Cash at banks	10,120,330	4,907,129	148,791

	15,534,551	11,867,325	359,834
Less:
Short-term deposits with a maturity date of more than three months	(188,400)	—	—
Unpledged short-term deposits	—	(6,474)	(196)
Restricted short-term deposits (Note 32)	(80,998)	(65,192)	(1,977)

	(269,398)	(71,666)	(2,173)

Cash and cash equivalents	15,265,153	11,795,659	357,661

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between 7 days and 6 months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

20.	Issued capital

	December 31, 2014	September 30, 2015
	thousands	thousands
Authorized shares
Ordinary shares	62,500		62,500
Preferred shares	18,750		18,750

	December 31, 2014	September 30, 2015
Ordinary shares issued and fully paid
Thousand shares	29,003		27,225

Share capital (NT$000)	34,019		31,868

		(US$	966 thousand	)

The par value of ordinary shares issued was US$0.04 per share.

The movement of ordinary shares issued is set out below:

	2014	2015
	thousands	thousands
January 1	31,778	29,003
Share option	288	154
Treasury stock	(3,094)	(1,932)

September 30	28,972	27,225

On November 12, 2014, the Board of Directors of the Company approved a share repurchase program for repurchase of ordinary shares by the Company of up to US$15.0 million. As of December 31, 2014, 73 thousand shares were repurchased and recorded as treasury stock. In January 2015, a further 565 thousand shares were repurchased and all the repurchased 638 thousand shares were retired and cancelled.

On July 14, 2015, the Board of Directors of the Company approved a share repurchase program for repurchase of ordinary shares by the Company of up to US$25.0 million. As of September 30, 2015, 1,367 thousand shares were repurchased and cancelled.

21.	Reserves and other component of equity

The reconciliation between the opening and closing balances of each component of the Group’s consolidated equity is set out in the consolidated statements of changes in equity.

Details of the Group’s capital surplus are set out below:

	December 31, 2014	September 30, 2015	September 30, 2015
		(Restated)	(Restated)
	NT$000	NT$000	US$000
Share premium	6,260,568	5,830,148	176,779
Share-based payment	1,150,855	1,230,526	37,311
Treasury stock	1,339,484	489,067	14,829
Convertible notes*	2,369,544	1,568,557	47,561
Others	574,770	650,146	19,713

	11,695,221	9,768,444	296,193

*	The convertible notes represented the share premium arising from the conversion of convertible notes.

22.	Treasury stock

The movement of treasury stock is set out below:

	2014
	Shares (Thousand)	Amount (NT$000)
January 1	2,093	297,580
Disposal by a subsidiary	(2,093)	(297,580)

September 30	—	—

	2015
	Shares (Thousand)	Amount (NT$000)	Amount (US$000)
January 1	73	52,558	1,594
Cancellation	(73)	(52,558)	(1,594)

September 30	—	—	—

23.	Long-term bank loans

	December 31, 2014	September 30, 2015	September 30, 2015
	NT$000	NT$000	US$000
Bank loans collateralized by buildings and land use right, repayable quarterly from June 2014 to March 2015, interest at floating rate (3.16545% as of December 31, 2014)	46,737	—	—
Bank loans collateralized by equipment, repayable quarterly from July 2014 to April 2015, interest at floating rate (3.16545% as of December 31, 2014)	21,416	—	—
Syndicated bank loans collateralized by land, buildings and equipment, repayable semi-annually from January 2015 to July 2019, interest at floating rate (1.8947% as of December 31, 2014 and September 30, 2015 respectively)	6,000,000	4,560,000	138,265
Syndicated bank loans, repayable on July 1, 2019, interest at floating rate (2% as of September 30, 2015)	—	2,000,000	60,643

	6,068,153	6,560,000	198,908
Less: Syndicated loan fee	—	(28,736)	(870)
Current portion (syndicated loan fee included)	(1,508,153)	(1,548,129)	(46,942)

	4,560,000	4,983,135	151,096

Unused credit lines of long-term bank loans are as follows:

	December 31, 2014	September 30, 2015
NT$000	4,000,000	2,000,000

The Group’s bank loans are mortgaged by certain land and buildings and equipment and land use rights as collateral (Note 32).

Details of the repayment schedule in respect of the bank loans are as follows:

	December 31, 2014	September 30, 2015	September 30, 2015
	NT$000	NT$000	US$000
Less than 1 year	1,508,153	1,548,129	46,942
2 to 5 years	4,560,000	4,983,135	151,096

	6,068,153	6,531,264	198,038

Under syndicated bank loans facility agreements, the Group is required to maintain certain financial ratios. As of December 31, 2014 and September 30, 2015, the Group was in compliance with the financial ratio requirements.

24.	Accrued pension cost

a)	Defined benefit plans

1)	ChipMOS Taiwan and ThaiLin have defined benefit plans that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (“Funds”), which are deposited in the Labor Pension Fund Supervisory Committee’s name in Bank of Taiwan. The Labor Pension Fund Supervisory Committee shall review, supervise, and audit all matters related to the Labor Pension Fund.

The plan provides benefits that are defined by salary and period of membership and hence, the benefits do not bear a direct relationship with the assets supporting them. The plan is a final salary defined benefit plan and is a compulsory pension plan for eligible employees in accordance with the Taiwan’s Labor Standards Law. Plan benefits are paid in the form of lump sum.

The plan assets are 100% held in a commingled fund which is operated and managed by the government designated authorities. The Group does not have any rights to intervene in the fund’s investment.

2)	The Group recognized pension costs in respective of defined benefit plans of NT$1,099 thousand and NT$8,345 thousand (US$253 thousand) in the consolidated income statements in the nine months ended September 30, 2014 and 2015, respectively.

3)	The Group estimated pension plan contribution is NT$24,870 thousand (US$754 thousand) for the year end 2015.

b)	Defined contribution plans

1)	Effective July 1, 2005, the Company has established a funded defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”). Employees have the option to be covered under the New Plan. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance.

The contribution were NT$120,889 thousand and NT$126,399 thousand (US$3,833 thousand) in the nine months ended September 30, 2014 and 2015, respectively.

2)	ChipMOS Shanghai has a funded defined contribution plan. Monthly contributions to an independent fund administered by the government in accordance with the pension regulations in PRC are based on employees’ monthly salaries and wages. The pension costs under defined contribution pension plan were NT$33,770 thousand and NT$41,802 thousand (US$1,267 thousand) in the nine months ended September 30, 2014 and 2015, respectively.

25.	Short-term bank loans

	December 31, 2014	September 30, 2015	September 30, 2015
	NT$000	NT$000	US$000
Secured bank loans	24,151	—	—
Unsecured bank loans	1,744,119	1,339,926	40,628

	1,768,270	1,339,926	40,628

Annual interest rate	0.8668% - 3.16545%	0.85% - 1.07%

Unused credit lines of short-term bank loans are as follows:

	December 31, 2014	September 30, 2015
NT$000	3,125,486	2,463,436
US$000	35,498	50,000

Certain of the Group’s short-term bank loans are secured by certain assets as collateral (Note 32).

26.	Significant commitments and contingencies

Operating leases commitments

ChipMOS Taiwan entered into several operating lease contracts for land. These renewable operating leases will expire by 2034.

ChipMOS Taiwan entered into several operating lease contracts for machinery and equipment. These renewable operating leases will expire by 2016.

ChipMOS USA entered into several operating lease contracts for office space. These renewable operating leases will expire in 2015 and 2016, respectively.

Future minimum lease payments under those leases are as follows:

	December 31, 2014	September 30, 2015	September 30, 2015
	NT$000	NT$000	US$000
< 1 year	83,832	49,934	1,514
2 to 5 years	140,767	127,490	3,866
> 5 years	225,279	202,541	6,141

	449,878	379,965	11,521

Capital commitments

Capital expenditures that are contracted for, but not provided for are as follows:

	December 31, 2014	September 30, 2015
Property, plant and equipment
NT$000	910,802	1,726,723
US$000	3,532	—
Chinese Yuan 000	3,454	51,140

In total, the capital commitments of the Group as of December 31, 2014 and September 30, 2015 are NT$1,040,001 thousand and NT$1,983,385 thousand (US$60,139 thousand).

Other commitments

A letter of guarantee is issued by Bank of Taiwan to the Tariff Bureau of the Ministry of Finance for making payment of customs duty deposits when importing. The amount of letter of guarantee will occupy the credit lines for short-term loans of ChipMOS Taiwan. As of September 30, 2015, tax payable of NT$129,000 thousand (US$3,911 thousand) are guaranteed by Bank of Taiwan.

Contingencies arising from a legal claim

On July 13, 2009, Freescale Semiconductor, Inc. (“Freescale”) filed a complaint with the court alleging that ChipMOS Taiwan breached an immunity agreement by failing to pay royalties on certain BGA packages assembled by ChipMOS Taiwan. On June 20, 2013, both parties reached a settlement agreement to settle the pending litigation in a judicial settlement conference conducted in Court. As part of settlement agreement, ChipMOS Taiwan agreed to enter into a new License Agreement for the use of Freescale’s BGA packaging technology from 2011 to 2015 by a royalty fee of US$1,000 thousand per year. As of September 30, 2015, the outstanding payable was US$1,000 thousand.

27.	Subsidiaries that have non-controlling interest that are material to the Group

Financial information of subsidiaries that have material non-controlling interests is provided below:

Proportion of equity interest held by non-controlling interests:

	Country of incorporation and operation	September 30, 2014	September 30, 2015
ChipMOS Taiwan	ROC	39.62%	41.75%
ThaiLin	ROC	71.30%	Not applicable	*
ChipMOS Shanghai	PRC	71.30%	Not applicable	*

	September 30, 2014	September 30, 2015
		(Restated)
	NT$000	NT$000
Accumulated balances of material non-controlling interests:
ChipMOS Taiwan	5,405,299	7,805,622
ThaiLin	1,568,703	Not applicable	*
ChipMOS Shanghai	1,037,653	Not applicable	*

	Nine months ended September 30,
	2014	2015
	NT$000	NT$000
Profit (loss) allocated to material non-controlling interests:
ChipMOS Taiwan	651,501	769,788
ThaiLin	170,565	36,951	*
ChipMOS Shanghai	35,235	122	*

*	ThaiLin was merged into ChipMOS Taiwan on June 17, 2015. After the merger, ChipMOS Shanghai became the wholly-owned subsidiary of ChipMOS Taiwan.

The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company eliminations.

Summarized statement of comprehensive income for the nine months ended September 30, 2014:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Revenue	14,381,305	1,109,818	877,102
Cost of revenue	(11,030,482)	(818,003)	(806,044)
Operating expenses	(907,584)	(119,438)	(29,487)
Finance costs	(92,130)	(6,941)	(5,639)
Other non-operating income (expenses), net	478,049	907,663	13,385

Profit (loss) before tax	2,829,158	1,073,099	49,317
Income tax	(410,384)	(219,124)	—

Profit (loss) for the period	2,418,774	853,975	49,317

Total comprehensive income (loss) for the period	2,417,178	218,311	49,317

Net profit attributable to non-controlling interests	651,501	170,565	35,235
Dividends paid to non-controlling interests	411,075	80,876	—

Summarized statement of comprehensive income for the nine months ended September 30, 2015:

	ChipMOS Taiwan	ChipMOS Shanghai
	NT$000	NT$000
Revenue	13,797,700	754,591
Cost of revenue	(10,767,100)	(799,696)
Operating expenses	(847,815)	(29,419)
Finance costs	(109,726)	(805)
Other non-operating income (expenses), net	198,801	22,420

Profit before tax	2,271,860	(52,909)
Income tax	(378,038)	—

Profit for the period	1,893,822	(52,909)

Total comprehensive income for the period	1,933,515	(52,909)

Net profit attributable to non-controlling interests	769,788	122
Dividends paid to non-controlling interests	840,274	—

Summarized statement of financial position as of December 31, 2014:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Current assets	17,068,919	2,336,985	1,216,519
Non-current assets	14,243,381	3,121,787	717,511
Current liabilities	7,827,932	358,413	325,004
Non-current liabilities	5,400,498	52,846	94,107
Total equity	18,083,870	5,047,513	1,514,919

Summarized statement of financial position as of September 30, 2015:

	ChipMOS Taiwan	ChipMOS Shanghai
	NT$000	NT$000
Current assets	14,561,603	1,044,270
Non-current assets	15,679,218	785,289
Current liabilities	5,832,405	250,482
Non-current liabilities	5,777,404	93,734
Total equity	18,631,012	1,485,343

Summarized cash flow information for the nine months ended September 30, 2014:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Operating	4,012,909	24,273	105,450
Investing	(2,326,431)	521,842	(83,804)
Financing	230,892	(604,139)	262,309
Effect of foreign exchange rate changes	—	—	6,409

Net increase in cash and cash equivalents	1,917,370	(58,024)	290,364

Summarized cash flow information for the nine months ended September 30, 2015:

	ChipMOS Taiwan	ChipMOS Shanghai
	NT$000	NT$000
Operating	3,923,062	76,139
Investing	(3,581,837)	(137,755)
Financing	(2,440,240)	(90,977)
Effect of foreign exchange rate changes	—	6,285

Net increase in cash and cash equivalents	(2,099,015)	(146,308)

28.	Transactions with non-controlling interests

The proposed plan to merge the Company’s subsidiaries, ChipMOS Taiwan and ThaiLin was approved by the respective shareholders at the special shareholders’ meetings held on December 30, 2014 and was completed on June 17, 2015 and ChipMOS Taiwan is the surviving entity. ThaiLin’s shareholders were offered a combination of NT$12.5 in cash and 0.311 of one ChipMOS Taiwan common share in exchange for each ThaiLin common share held. ChipMOS Taiwan issued 35,932 thousand shares and NT$1,444,224 thousand (US$43,791 thousand) in cash to exchange for 52% of ThaiLin’s shares. The transaction was treated as an equity transaction. The difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid was recognized in equity attributed to the Company.

a)	The effect on the equity attributed to the Company during the period is summarized as follows:

	Nine months ended September 30, 2015
	NT$000	US$000
	(Restated)	(Restated)
Carrying amount of non-controlling interests acquired	(364,924)	(11,065)
Capital surplus	(1,079,300)	(32,726)

Total equity	(1,444,224)	(43,791)

b)	The effect on the equity to ChipMOS Taiwan during the period is summarized as follows:

	Nine months ended September 30, 2015
	NT$000	US$000
Carrying amount of non-controlling interests acquired	2,637,316	79,967
Consideration paid to non-controlling interests	(2,921,041)	(88,570)
Other component of equity	(17,964)	(545)
Capital surplus	26,189	794

Retained earnings	(275,500)	(8,354)

29.	Changes in ownership interest in subsidiaries

On June 17, 2015, ChipMOS Taiwan completed the merger with ThaiLin and ChipMOS Taiwan continues as the surviving entity. Before the merger, ChipMOS Taiwan held 48% of the outstanding shares of ThaiLin, ThaiLin held 100% of the outstanding shares of ChipMOS BVI and ChipMOS BVI held 100% of the outstanding shares of ChipMOS Shanghai. After the merger, ChipMOS BVI and its wholly-owned subsidiary, ChipMOS Shanghai, became wholly-owned subsidiaries of ChipMOS Taiwan. Pursuant to the merger, 35,932 thousand ChipMOS Taiwan common shares were issued. Also on July 21, 2015, ChipMOS Taiwan issued 15,752 thousand restricted shares per its Restricted Stock Award Agreement. As a result, of the above transactions, the Company’s interests in ChipMOS Taiwan had changed from 60.38% to 58.25%, and the Company’s interests in ChipMOS Shanghai had changed from 28.70% to 58.25%.

30.	Supplementary cash flow information

Partial cash paid for investing activities

a) Property, plant and equipment

	September 30, 2014	September 30, 2015	September 30, 2015
	NT$000	NT$000	US$000
Purchase in property, plant and equipment	1,983,830	2,670,633	80,977
Add: Payable to contractors and equipment suppliers at beginning of period	858,239	1,307,459	39,644
Less: Payable to contractors and equipment suppliers at the end of the period	(338,555)	(358,998)	(10,885)

Cash paid for acquisition of property, plant and equipment	2,503,514	3,619,094	109,736

b) Treasury stock

	September 30, 2015	September 30, 2015
	NT$000	US$000
Repurchase of shares	1,228,625	37,253
Less: Prepayment for the repurchase of shares at the beginning of the period	(421,003)	(12,765)

Cash paid for purchase of treasury stock	807,622	24,488

31.	Related party transactions

Key management personnel compensation:

	Nine months ended September 30,
	2014	2015
	NT$000	NT$000	US$000
Short-term employee benefits	176,018	176,646	5,356
Post-employment pension	1,500	1,679	51
Share-based payments	63,297	73,117	2,217

	240,815	251,442	7,624

32.	Pledged or mortgaged assets

The Group provided certain assets as collateral mainly for long-term bank loans (Note 23), short-term bank loans (Note 25) and customs duty guarantee, which were as follows:

	December 31, 2014	September 30, 2015	September 30, 2015
	NT$000	NT$000	US$000
Property, plant and equipment (Note 15)	7,267,802	6,278,172	190,363
Restricted short-term deposits (Note 19)	80,998	65,192	1,977
Prepaid rents (Note 16)	98,630	—	—

	7,447,430	6,343,364	192,340

33.	Financial instruments by category

	December 31, 2014	September 30, 2015	September 30, 2015
	NT$000	NT$000	US$000
Financial assets
Available-for-sale financial assets, at cost	217,708	18,544	562
Loans and receivables (including cash and cash equivalents, short-term deposits, accounts and notes receivable, other receivables and refundable deposits)	20,577,898	15,951,448	483,671

	20,795,606	15,969,992	484,233

Financial liabilities
Financial liabilities at amortized cost (including bank loans, accounts payable, payables to contractors and equipment suppliers and other payables)	12,124,099	10,845,831	328,861

34.	Financial risk management and fair values of financial instruments

a)	Financial risk management

The Group’s risk management objective is to manage the market risk, credit risk and liquidity risk related to its operating activities. The Group identifies, measures and manages the aforementioned risks based on policy and risk appetite.

The Group has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial transactions, due approval process by the Board of Directors must be carried out based on related protocols and internal control procedures. The Group complies with its financial risk management policies at all times.

1)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise foreign currency risk, interest rate risk, and other price risk (such as equity price risk).

i)	Foreign currency risk

The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency) and the Group’s net investments in foreign subsidiaries.

The Group applies natural hedges from using account receivables and account payables denominated in the same currency. However, this natural hedge does not concur with the requirement for hedge accounting. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Group.

The Group’s foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar for cash, cash equivalent, account receivables, other receivables, bank loans, account payables and other payables.

The Group’s businesses involve some non-functional currency operations. The information on the assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2014
	Foreign currency	Exchange rate	Carrying amount (NT$000)
Financial assets
Monetary items
US$000	193,247	31.6500	6,115,975
JPY000	1,425,269	0.2646	377,126
Financial liabilities
Monetary items
US$000	77,954	31.6500	2,466,946
JPY000	3,173,824	0.2646	839,794

	September 30, 2015
	Foreign currency	Exchange rate	Carrying amount (NT$000)
Financial assets
Monetary items
US$000	189,075	32.8700	6,214,593
JPY000	1,410,159	0.2739	386,243
Financial liabilities
Monetary items
US$000	51,786	32.8700	1,701,926
JPY000	778,074	0.2739	213,114

The total exchange gain recognized include realized and unrealized gain arising from significant foreign exchange variation on the monetary items held by the Group for the nine-month periods ended September 30, 2014 and 2015 amounted NT$128,583 thousand and NT$253,443 thousand (US$7,685 thousand) respectively.

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized monetary assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

	December 31, 2014
	Change in exchange rate	Effect on profit (NT$000)	Effect on equity (NT$000)
Financial assets
US$000	5%	305,799	305,799
JPY000	5%	18,856	18,856
Financial liabilities
US$000	5%	123,347	123,347
JPY000	5%	41,990	41,990

	September 30, 2015
	Change in exchange rate	Effect on profit (NT$000)	Effect on equity (NT$000)
Financial assets
US$000	5%	310,730	310,730
JPY000	5%	19,312	19,312
Financial liabilities
US$000	5%	85,096	85,096
JPY000	5%	10,656	10,656

ii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s bank loans with floating interest rates.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate bank loans.

At September 30, 2015, it is estimated that a general increase or decrease of 100 basis points (1%) in interest rates, with all other variables held constant, would decrease or increase the Group’s profit and equity by approximately NT$78,999 thousand (US$ 2,395 thousand) (December 31, 2014: NT$78,364 thousand).

iii)	Equity price risk

The Group is exposed to equity price risk through its investments in listed equity securities classified as financial assets at fair value through profit or loss. The Group manages this exposure by maintaining a portfolio of investments with different risk and return profiles. At the reporting date, no aforesaid equity security was held and no sensitivity analysis was disclosed.

2)	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts and other receivables) and from its financing activities (primarily deposits with banks and financial instruments).

Each business unit performs ongoing credit evaluation of the debtors’ financial condition according to the Group’s established policy, procedures and control relating to customer credit risk management. The Group maintains an account for allowance for doubtful receivables based upon the available facts and circumstances, historical collection and write-off experiences of all trade and other receivables which consequently minimizes the Group’s exposure to bad debts.

The Group has three and four customers that had balances greater than ten percent of total notes and accounts receivable as of December 31, 2014 and September 30, 2015, respectively, as detailed in the below table. The credit concentration risk of other accounts and notes receivable is insignificant.

Customers	December 31, 2014	September 30, 2015
Micron	14%	13%
Novatek	18%	18%
Himax Technologies, Inc.	10%	11%
Winbond	9%	11%

Credit risk from balances with banks and financial institutions is managed by the Group’s finance unit in accordance with the Group’s policy. Bank balances are held with financial institutions of good standing. The Group’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

3)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group monitors and maintains adequate cash and banking facilities to finance the Group’s operations. See Notes 23 and 25 about the unused credit lines of the Group.

The maturity profile of the Group’s non-derivative financial liabilities as of September 30, 2015 and December 31, 2014 based on the contracted undiscounted payments is as follows:

	December 31, 2014
	< 1 year	2 to 5 years	> 5 years	Total
	NT$000	NT$000	NT$000	NT$000
Long-term bank loans (including current portion)	1,604,086	4,684,449	—	6,288,535
Accounts payable and payables to contractors and equipment suppliers	2,382,384	—	—	2,382,384
Other payables	1,905,292	—	—	1,905,292
Short-term bank loans	1,773,368	—	—	1,773,368

	7,665,130	4,684,449	—	12,349,579

	September 30, 2015
	< 1 year	2 to 5 years	> 5 years	Total	Total
	NT$000	NT$000	NT$000	NT$000	US$000
Long-term bank loans (including current portion)	1,670,477	5,162,896	—	6,833,373	207,197
Accounts payable and payables to contractors and equipment suppliers	1,190,406	—	—	1,190,406	36,094
Other payables	1,784,235	—	—	1,784,235	54,101
Short-term bank loans	1,343,303	—	—	1,343,303	40,731

	5,988,421	5,162,896	—	11,151,317	338,123

b)	Fair values of financial instruments

The national amounts of financial assets and financial liabilities are assumed to approximate their fair values.

35.	Share-based payments

Stock option plan

The Group adopted three option plans in 2001, 2006 and 2011 which have 2,250,000, 1,750,000 and 1,000,000 shares available for issuance, respectively. The stock option plans provide that the directors, officers, employees and consultants of ChipMOS Bermuda and its affiliates may be granted with options to purchase ordinary shares of ChipMOS Bermuda at specified exercise prices.

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the nine months ended September 30, 2015:

	2014	2014	2015	2015
	Number of options	WAEP US$	Number of options	WAEP US$
Outstanding at January 1	1,565,023	10.01	1,300,416	12.57
Granted during the period	232,856	20.26	42,496	19.91
Forfeited during the period	(104,013)	11.81	(53,834)	15.87
Exercised during the period	(286,674)	6.47	(154,322)	7.47
Expired during the period	(1,658)	7.75	—	—

Outstanding at September 30	1,405,534	12.30	1,134,756	13.38

Exercisable at September 30	548,259	9.50	664,046	11.55

The weighted average share price at the date of exercise of these options exercised in nine months ended September 30, 2015 was US$21.21 (2014: US$23.05).

The weighted average remaining contractual life for the share options outstanding as of September 30, 2015 was 3.83 years (2014: 4.53 years).

The weighted average fair value of options granted during nine months ended September 30, 2015 was US$17.17 (2014: US$18.80).

The range of exercise prices for options outstanding at September 30, 2015 was US$2.55~21.488 (2014: US$2.55~21.488).

The following tables list the inputs to the Black-Scholes Option Pricing Model used for the option plans for the years ended September 30, 2015 and 2014, respectively.

	2014	2015
Dividend yield	0~1.33%	0~1.33%
Expected volatility	98.14~213.94%	92.80~192.61%
Risk-free interest rate	0.3725~3.00%	0.3725~3.00%
Expected life	3.5~7 years	3.5~5.5 years

Share appreciation rights (“SARs”)

The Group adopted three SARs plans in 2006, 2008 and 2013 which have 500,000, 750,000 and 1,000,000 rights available for issuance, respectively. The SARs plans provide that the directors, officers and employees of ChipMOS Bermuda and its affiliates may be granted cash-settled share appreciation rights.

The following table illustrates the number and WAEP of, and movements in, SARs during the nine months ended September 30, 2015:

	2014	2014	2015	2015
	Number of rights	WAEP US$	Number of rights	WAEP US$
Outstanding at January 1	812,429	10.87	683,845	11.91
Granted during the period	36,010	20.24	124,510	19.27
Forfeited during the period	(13,747)	11.50	(26,397)	14.61
Exercised during the period	(91,019)	7.37	(127,173)	9.29
Expired during the period	(1,264)	7.75	(3,111)	2.55

Outstanding at September 30	742,409	11.75	651,674	12.04

Exercisable at September 30	211,900	9.51	261,161	10.53

The weighted average share price at the date of exercise of these SARs exercised in nine months ended September 30, 2015 was US$22.46 (2014: US$23.00).

The weighted average remaining contractual life for the SARs outstanding as of September 30, 2015 was 3.93 years (2014: 4.35 years).

The weighted average fair value of SARs granted during nine months ended September 30, 2015 was US$14.28 (2014: US$17.64).

The range of exercise prices for SARs outstanding at September 30, 2015 was US$3.06~20.3405 (2014: US$2.55~20.3405).

Restricted Shares

On November 12, 2014, The Board of Directors of ChipMOS Taiwan approved 2014 Restricted Stock Award Agreement which has 17,300 thousand restricted shares available for issuance. The par value and granting price of the restricted shares were NT$10 and zero, respectively. The issuance of the restricted shares was approved by the Special General Meeting of the Shareholders of ChipMOS Taiwan on December 30, 2014 and approved by the Financial Supervisory Commission R.O.C. (Taiwan) on June 30, 2015.

On July 14, 2015, the Board of Directors of ChipMOS Taiwan approved to set July 21, 2015 as the Record Date of the issuance of 15,752 thousand restricted shares.

When the employees of ChipMOS Taiwan accomplished the following years of service and performance conditions, the received restricted shares will be vested based on the vesting ratio.

	The 1st year	The 2nd year	The 3rd year
Years of service following the receipt of restricted shares	Continuous service for one year	Continuous service for two years	Continuous service for three years
Grade of performance appraisal	>=B+	>=B+	>=B+
Compliance of terms agreed by the staff and Company	No violation	No violation	No violation
Vesting ratio of numbers of restricted shares received	30%	30%	40%

During the nine months ended September 30, 2014 and 2015, the Group recognized NT$227,554 thousand and NT$70,875 thousand (US$2,149 thousand), respectively, compensation expenses in respect of the transactions of share-based payments.

36.	Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the balance between debt and equity.

The capital structure of the Group consists of debt, which includes bank loans of NT$7,871,190 thousand (US$238,666 thousand) (Notes 23 and 25) less cash and cash equivalents of NT$11,795,659 thousand (US$357,661 thousand) (Note 19), and equity attributable to equity holders of the Company, comprising issued capital of NT$31,868 thousand (US$966 thousand) and all other equity reserves attributable to the equity holders of the Company of NT$14,215,633 thousand (US$431,038 thousand) disclosed in the consolidated statements of changes in equity.

The Group reviews the capital structure on an ongoing basis. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and the issue of new debt or the repayment of existing debt.

The Group’s overall strategy remains unchanged from 2014.

The Group monitors capital using the net debt-to-equity ratio, the percentages of which as of December 31, 2014 and September 30, 2015 were as follows:

	Note	December 31, 2014	September 30, 2015	September 30, 2015
			(Restated)	(Restated)
		NT$000	NT$000	US$000
Bank loans	23, 25	7,836,423	7,871,190	238,666
Less: Cash and cash equivalents	19	(15,265,153)	(11,795,659)	(357,661)

Net debt		(7,428,730)	(3,924,469)	(118,995)

Equity attributable to the equity holders of the Company		14,616,765	12,926,082	391,937

Net debt-to-equity ratio		-50.82%	-30.36%	-30.36%

37.	Events after the reporting period

a)	On October 26, 2015, the Board of Directors of ChipMOS Taiwan approved below proposals.

1)	Retirement of the treasury stock and restricted shares

ChipMOS Taiwan retired 20,000 thousand shares of the treasury stock that repurchased from the open market and 97 thousand shares of the redemption of restricted shares, totally in the amount of NT$200,970 thousand (US$6,094 thousand). After the retirement, share capital decreased to NT$8,962,066 thousand (US$271,742 thousand).

2)	Monetary loan to the subsidiary, ChipMOS Shanghai

ChipMOS Taiwan will make a monetary loan to ChipMOS Shanghai in the amount of US$30,000 thousand, interest at annual rate 2.4% and in quarterly payment.

b)	On December 11, 2015, ChipMOS Taiwan’s Board has authorized and ChipMOS Taiwan has signed a share subscription agreement (the “Tsinghua Share Subscription Agreement”) to sell 299,252,000 shares to Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”) through a private placement (the “Private Placement”) at a price of NT$40.0 per share. ChipMOS Taiwan and Tsinghua Unigroup also executed the Strategic Alliance Agreement, designed to strengthen the long-term cooperation relationship between the two companies. Under the terms of the Strategic Alliance Agreement, Tsinghua Unigroup would assist ChipMOS Taiwan in expanding and strengthening the relationship between ChipMOS Taiwan and companies relating to the assembly and testing services of LCD drivers and wafer bumping services in the PRC.

On January 28, 2016, the proposed Private Placement was approved by the shareholders of ChipMOS Taiwan in a special general meeting.

On February 25, 2016, ChipMOS Taiwan and Tsinghua Unigroup executed the Subscriber Joinder Agreement, under which Tsinghua Unigroup assigned its obligations and liabilities under the Tsinghua Share Subscription Agreement to Tibet MaoYeChaungXin INVESTMENT CO., LIMITED (“Tibet MaoYe”), which will become a subsidiary controlled by Tsinghua Unigroup prior to the closing of the Private Placement. From the execution of the Subscriber Joinder Agreement, Tibet MaoYe became the “Subscriber” defined in the Tsinghua Share Subscription Agreement and assumed all the rights, benefits, liabilities and obligations incurred from the Share Subscription Agreement. On the same date, ChipMOS Taiwan and Tibet MaoYe executed a Share Subscription Agreement, of which the substantive content is consistent with the Tsinghua Share Subscription Agreement.

c)	On January 21, 2016, the Board of Directors of ChipMOS Bermuda and ChipMOS Taiwan approved the merger of ChipMOS Bermuda with and into ChipMOS Taiwan, with ChipMOS Taiwan becoming the surviving company.

1)	Under the agreement, ChipMOS Bermuda shareholders will receive US$3.71 in cash, without interest, and 0.9355 American Depository Shares (“ADS”) representing 18.71 shares of ChipMOS Taiwan (each ADS will represent 20 new common shares, per value of NT$10 each, to be issued by ChipMOS Taiwan) in exchange for each ChipMOS Bermuda common share of par value US$0.04 currently held.

2)	ChipMOS Taiwan’s Board of Directors has also approved the establishment of a new U.S. American Depositary Receipt program to facilitate the merger and to foster ongoing market liquidity of its shares. An application will be submitted for the listing of new ADSs on the NASDAQ, and the issuance of approximately 510,595 thousand common shares which will be represented by the new ADSs to be issued as part of the consideration for the merger with ChipMOS Bermuda.

3)	Under the Merger Agreement, ChipMOS Bermuda shall pay ChipMOS Taiwan, in certain circumstances, a termination fee of US$20 million if the Merger Agreement is terminated. Also under the Merger Agreement, ChipMOS Taiwan shall pay ChipMOS Bermuda, in certain circumstances, a termination fee of US$40 million if the Merger Agreement is terminated.

4)	Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), all of ChipMOS Bermuda’s outstanding share options and employee share appreciation rights, whether vested or unvested, granted under employee share option plans, will be converted into the right to receive an amount in cash, without interest thereon, based on the formula as prescribed in the Merger Agreement.

5)	The merger is currently expected to close in the third quarter of 2016, contingent on satisfaction of above approvals and other conditions, which will be outlined in the Registration Statement on Form F-4 that ChipMOS Taiwan will file with the U.S. Securities and Exchange Commission.

d)	At the special general meeting of shareholders of ChipMOS Taiwan held on January 28, 2016, the shareholders of ChipMOS Taiwan resolved to increase the authorized capital from NT$9,700 million to NT$14,500 million.

e)	On February 4, 2016, the Board of Directors of ChipMOS Taiwan approved below proposals.

1)	Increase the share capital of fully owned subsidiary – ChipMOS BVI by US$45 million, in cash.

2)	A Share repurchase program to repurchase up to 15 million ChipMOS Taiwan shares at a price no more than NT$40 per share during the period from February 5, 2016 to April 4, 2016.